August 29, 2013

Via Edgar

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

RE:                          FTD Companies, Inc.
Amendment No. 2 to Registration Statement on Form 10-12B
Filed August 6, 2013
File No. 001-35901

Dear Ms. Ransom:

On behalf of FTD Companies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated August 16, 2013 (the “Comment Letter”), relating to the Company’s Registration Statement on Form 10 (001-35901) that was filed on April 30, 2013 and amended by Amendment No. 1 to the Registration statement filed on July 1, 2013 and Amendment No. 2 to the Registration Statement filed on August 6, 2013 (the “Registration Statement”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 3 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement.  The Revised Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein.  We have supplementally provided a marked copy of the Revised Registration Statement and the Information Statement against the August 6, 2013 filing to facilitate the Staff’s review.  References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Information Statement.

Exhibit 99.1

Material U.S. Federal Income Tax Consequences of the Separation, page 46

1.              We note your response to comment 1 in our letter dated July 18, 2013 and your statement that you expect to receive the IRS Ruling prior to the mailing date of the Information Statement. We also note your disclosure on page 48 that the Tax Opinion will rely on the IRS Ruling and therefore that the Tax Opinion is not expected to be issued until after the date of the Information Statement. Please disclose the amount of time following the receipt of the IRS Ruling that you expect to receive the Tax Opinion and how you will make shareholders aware of your receipt of the Tax Opinion.

In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Information Statement to indicate that United Online expects to receive the Tax Opinion on the distribution date, which is within a few weeks of its expected receipt of the IRS Ruling.  The Company will disclose the receipt of the IRS Ruling in a subsequent amendment to the Form 10.  The Company will disclose the receipt of the Tax Opinion in a press release to be issued in connection with the completion of the distribution.

2.              Please update this section to reflect the fact that any cash that shareholders receive in lieu of fractional shares will be taxable to such shareholders, as you state elsewhere in the Information Statement.

The Company has revised the disclosure on page 49 of the Information Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Critical Accounting Policies, Estimates and Assumptions, page 64

Goodwill Impairment Assessment, page 66

3.              Please provide us with your goodwill impairment assessment for the Interflora reporting unit performed during the fourth quarter of 2012. In this regard, please provide a detailed explanation of how you determined the fair value and carrying value of Interflora. To the extent you utilized a discounted cash flow approach to determining fair value, please show us your determination of periodic cash flows for Interflora by type of receipt and expense. Please also provide support for how you determined key assumptions that could impact the valuation. We may have further substantive comment.

The Company has supplementally provided the Staff with the Company’s goodwill impairment assessment for the FTD and Interflora reporting units performed during the fourth quarter of 2012 (the “Goodwill Assessment”).

The Company accounts for goodwill in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 350, Intangibles—Goodwill and Other.  The Company tests goodwill for impairment on an annual basis (the “Annual Impairment Test”) and, if required, at an interim date when events occur or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value (the “Interim Impairment Test”).

For goodwill impairment testing purposes, the Company has two reporting units:  the FTD and Interflora reporting units.  For the Annual Impairment Test in the fourth quarter of 2012, the Company did not elect to perform the qualitative assessment for each of its reporting units and proceeded directly to the first step of the two-step quantitative process for determining if there was an impairment of goodwill.  This first step required the Company to calculate and compare the fair value and carrying value of each reporting unit.  If the fair value of a reporting unit was lower than its carrying value, then the second step of the quantitative process would need to be performed; otherwise, the goodwill would be deemed to not be impaired.

Carrying Value

In determining the carrying value of each reporting unit, the Company assigned assets and liabilities to each reporting unit using the following criteria: (a) the asset was employed in, or the liability related directly to, the operations of the reporting unit and (b) the asset or liability was also considered in determining the fair value of the reporting unit.  The Company used the September 30, 2012 book values of such assets and liabilities, since there would not be a material difference between the book values at September 30, 2012 and October 1, 2012, the date of the Annual Impairment Test.

Fair Value

Before estimating fair value, the Company evaluated whether the estimation of fair value for each reporting unit should be based on the assumption that the reporting unit would be bought or sold in a nontaxable transaction or a taxable transaction.  After evaluating qualitative factors and performing a quantitative analysis, the Company determined that a nontaxable transaction assumption would be appropriate for both reporting units.

There was a significant level of judgment in the assumptions underlying the approaches used to estimate the fair value of each reporting unit.  The Company used a combination of the market approach and income approach to estimate fair value of each reporting unit.  The Company weighted the income approach at 75% and the market approach at 25%, which is consistent with the weighting that has been applied for each goodwill impairment assessment since the Company’s acquisition by United Online in 2008.  The income approach was weighted more heavily as the data included in that method was based on the Company’s forecasts for the reporting units, whereas the market approach was weighted less heavily as the guideline companies used for that method were not entirely equivalent to the reporting units.

Fair Value—Income Approach

Under the income approach, the Company estimated each reporting unit’s fair value based on the discounted cash flow (“DCF”) method.  The DCF method is dependent on a number of factors, including projections of the amounts and timing of future revenues and cash flows, assumed discount rates and other assumptions.  The Company considered factors such as historical performance, anticipated market conditions, operating expense trends, and capital expenditures.  The projections utilized in the DCF model were for a period of five years, followed by a terminal year assumption.

The key assumptions used in the DCF model included discount rates, growth rates, cash flow projections, and terminal growth rates.  The discount rate utilized was indicative of the return an investor would expect to receive for investing in a similar business.  The discount rates of 12.0% and 12.3% for the FTD and Interflora reporting units, respectively, were determined by using the Capital Asset Pricing Model (“CAPM”) to develop the weighted average cost of capital (“WACC”). The CAPM considers market and industry data, as well as company-specific risk factors for the reporting unit in determining the appropriate WACC to be used.  The calculation for CAPM is:

Cost of Equity = risk free rate + (beta * equity risk premium) + adjustments

The Company developed growth rates and cash flow projections for each reporting unit, which considered industry and company-specific historical and projected data. The projections for both the Interflora and FTD reporting units were based on the proposed budget for 2013, including the expected impact of a recent acquisition in the U.K., expected annual growth rates and consistent margins and operating expense ratios, based on historical experience, for subsequent years.

The terminal value was determined by following a common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and terminal growth rates.  In determining the terminal growth rates of 2.0% and 4.0% for the FTD and Interflora reporting units, respectively, the Company considered GDP growth, consumer price inflation and the long-term growth prospects of each reporting unit.  The growth rates for the FTD and Interflora reporting units differ based on the historical and projected trends for each business.  Although both reporting units derive revenues from and incur expenses related to sales of floral products and services to consumers and floral network members, the FTD reporting unit derives a higher percentage of its revenue from sales to floral network members than does the Interflora reporting unit.  Sales to floral network members grow at a lower rate than sales to consumers.

Refer to the Company’s Goodwill Assessment and its related exhibits for detailed assumptions and periods included in the income approach valuation calculation.

Fair Value—Market Approach

Under the market approach, the Company estimated each reporting unit’s fair value based on the guideline company method.  The multiples of cash-free market value of invested capital (“MVIC”) to revenue and adjusted EBITDA of the guideline companies were concluded to be the most applicable to determine the fair value of each reporting unit. Each reporting unit’s latest twelve months (“LTM”) revenue and adjusted EBITDA reported amounts are multiplied by MVIC to LTM revenue and MVIC to LTM adjusted EBITDA multiples of comparative public guideline companies.  In selecting appropriate guideline companies, public companies were first screened based on providing floral and gift delivery over the Internet.  The pool of potential guideline companies was then narrowed based on the companies’ business descriptions, markets served, profitability, and revenue size.

Refer to the Company’s Goodwill Assessment and its related exhibits for descriptions of guideline companies, detailed assumptions and calculations of multiples included in the market approach valuation calculation.  The guideline transaction method was considered but was not ultimately used in the analysis since there was a lack of meaningful guideline transactions.

Treatment of Intercompany Note

In preparing its response to the Staff’s comment, the Company reviewed the treatment of a $48 million intercompany note payable from FTD UK Holdings Limited (part of the Interflora reporting unit) to FTD, Inc. (part of the FTD reporting unit). Such intercompany note payable, which has characteristics of substantive debt, had been included in the carrying value of net assets of each reporting unit but had been excluded from the measurement of fair value of each reporting unit at the acquisition date and also excluded from the determination of the fair value in each subsequent goodwill impairment test.  The Company has determined that the note should have been treated similar to external debt and, as such, at the time of the acquisition-date allocation of the goodwill to each reporting unit, additional goodwill of $48 million should have been allocated to the FTD reporting unit with a corresponding reduction in the goodwill allocated to the Interflora reporting unit of £26.4 million (the local currency equivalent of $48 million at acquisition).  There was no impact to consolidated goodwill at acquisition.

The Company has evaluated the impact of the aforementioned reallocation of goodwill between its reporting units as well as the adjustment of the fair values used in its goodwill impairment tests for each reporting period and determined that the results of the first step of the goodwill impairment assessment would not have changed in any period, and the amount of the FTD reporting unit’s goodwill impairment recognized in connection with the interim impairment test in December 2008 would not have changed.  The Company has determined that the only impact to the financial statements is the amount of currency translation adjustment recorded in the consolidated financial statements resulting from translation of the Interflora reporting unit’s GBP-denominated goodwill into U.S. dollars, due to the reallocation of the goodwill between reporting units.  The Company has recorded and disclosed an immaterial out-of period adjustment of $7.9 million in the June 30, 2013 financial statements to increase goodwill and reduce accumulated other comprehensive loss for this impact.  The Company has also updated the critical accounting policy disclosures regarding the amount of goodwill for each reporting unit as well as the percentage by which the fair value of each reporting unit exceeded its carrying value.  The percentages by which the reporting units’ fair values exceeded their respective carrying values decreased from 13% to 10% for the FTD reporting unit and from 8% to 6% for the Interflora reporting unit.  In addition, the Company reassessed the sensitivities based on a 100 basis point increase in the discount rate and a 100 basis point change in the growth rates and has updated the disclosures accordingly. The Company disclosed, in particular, that such a change in the Interflora reporting unit’s terminal growth rate would cause the Interflora reporting unit to fail the first step of the goodwill impairment test.

As verbally requested by the Staff, the Company has supplementally provided the reconciliation of the carrying value for each reporting unit as of September 30, 2012, as reflected in the contemporaneous Goodwill Assessment, with a comparison to the December 31, 2012 carrying value.  Additionally, the Company has provided a reconciliation of the impact of the changes in goodwill allocation and the treatment of the intercompany note to the carrying value and fair value of each reporting unit as of the October 1, 2012 assessment date.

Liquidity and Capital Resources, page 81

Quarter Ended March 31, 2013 compared to Quarter Ended March 31, 2012, page 82

4.              We note your disclosure on page 83 that you may use existing cash balances to make “optional prepayments on the outstanding balance under the 2011 Credit Agreement.” Please clarify whether you have any outstanding balance under the 2011 Credit Agreement, as your disclosure elsewhere indicates that you used proceeds from the Credit Agreement to repay previously outstanding credit facilities.

The Company has revised the disclosure on page 85 of the Information Statement in response to the Staff’s comment.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

(1) Description of Business and Planned Separation, Basis of Presentation, Accounting Policies, and Recent Accounting Pronouncement, page F-8

Accounting Policies, page F-9

Segments, page F-9

5.              We have reviewed your response to comment 7 in our letter dated July 18, 2013 and have the following comments regarding the management team that regularly meets with the CODM:

•                  Please tell us to whom the various members of your management team listed in your response directly report.

•                  Please explain to us how the various members of your management team listed in your response are compensated, including clarifying whether any bonuses are based on consolidated metrics or on metrics for the assigned area of responsibility such as U.S. and Canada. Also confirm our assumption that the President of FTD Companies is compensated based on consolidated metrics.

•                  We note that the members of your management team listed in your response are generally assigned responsibility on a geographic basis, specifically either for North America or for your British Unit. We also note from your response that while your CODM receives information about revenue and underlying drivers on a domestic versus international basis, he solely receives information about profitability on a consolidated basis. Please help us to better understand whether the costs differ for your North American and British operations due to differences in items such as gross margin, marketing costs, taxes or other factors. Based on your response, help us to better understand why your CODM does not separately consider profitability of your North American and British operations when assessing performance and allocating resources, particularly considering the division of responsibility among your management team.

Reporting Structure

Robert S. Apatoff, President of FTD Companies, Inc., reports directly to Mark R. Goldston, Chairman and Chief Executive Officer of FTD Companies, Inc.

and the Company’s CODM.  The following members of the Company’s management team, who, as previously noted, also meet regularly with the CODM, report directly to Mr. Apatoff, with the exception of Mr. Rodman, who reports directly to Mr. Plawsky:

•                  Becky A. Sheehan, Executive Vice President and Chief Financial Officer (responsible for the Company’s global operations)

•                  Rhys J. Hughes, President, Interflora British Unit (responsible for the Company’s operations in the U.K. and the Republic of Ireland)

•                  Lawrence B. Plawsky, Senior Vice President, Consumer Division (responsible for the Company’s consumer business in the U.S. and Canada)

•                  Tom D. Moeller, Executive Vice President, Florist Division (responsible for the Company’s floral network business in the U.S. and Canada)

•                  John J. Higginson, Executive Vice President, Chief Technology Officer - FTD Domestic (responsible for the Company’s operations in the U.S. and Canada)

•                  Michael F. Dorion, Executive Vice President, Customer Relationship Management and Quality Assurance (responsible for the Company’s operations in the U.S. and Canada)

•                  Mark P. Monitello, Senior Vice President, Human Resources (responsible for the Company’s operations in the U.S. and Canada)

•                  Lincoln C. Rodman, Senior Vice President, Merchandising and Marketing (responsible for the Company’s operations in the U.S. and Canada)

Compensation of Management Team

Base Salary.  Each of the management team members listed above earns a base salary which is subject to increase at the sole discretion of Mr. Goldston.  Messrs. Apatoff and Monitello provide Mr. Goldston with any recommended changes to an individual’s base salary, and Mr. Goldston determines whether to approve, modify or disapprove the recommended changes in his sole discretion.

Mr. Apatoff earns a base salary which was approved by, and is subject to increase at the sole discretion of, the Compensation Committee of the Board of Directors (the “Compensation Committee”) of United Online, Inc. (“UOL”).

Bonus.  Each of the management team members listed above is eligible for an annual discretionary bonus which is determined in the sole discretion of Mr. Goldston.  Mr. Hughes is entitled to an additional specified bonus payment under the terms of his employment agreement, provided he continues his employment through a specified date.  On an annual basis, Mr. Goldston sets an overall bonus award pool for all of the Company’s bonus-eligible employees, taking into consideration the Company’s consolidated revenues and consolidated adjusted OIBDA.  The determination of the overall bonus pool is discretionary and although Mr. Goldston considers the Company’s consolidated revenues and consolidated adjusted OIBDA in setting the pool, there are no specific, pre-established performance thresholds.  After the pool has been set, a formula is used to derive recommended individual payouts based on the individual’s bonus eligibility level and, for U.S. employees, the individual’s performance rating.  Messrs. Apatoff and Monitello then provide Mr. Goldston with the recommended individual bonus awards.  Mr. Goldston, in turn, reviews such recommended bonus awards and either approves, modifies or disapproves them in his sole discretion.

Mr. Apatoff’s bonus award is determined in accordance with the Management Bonus Plan which was established and approved by UOL’s Compensation Committee.  Mr. Apatoff’s bonus award under the 2013 Management Bonus Plan will be determined based on the consolidated revenues and consolidated adjusted OIBDA for the Company.

Equity Awards.  Each of the management team members listed above is eligible for discretionary equity awards which historically have been granted on an annual basis and have been subject to time-based vesting schedules.  Messrs. Apatoff and Monitello provide Mr. Goldston with recommended annual grants of restricted stock units for all of the Company’s equity-award eligible employees, including the management employees listed above, and Mr. Goldston reviews such recommended equity awards and either approves, modifies or disapproves them in his sole discretion.

Mr. Apatoff’s equity awards are granted by UOL’s Compensation Committee in its sole discretion.  His outstanding equity awards are subject to time-based vesting schedules.

CODM’s Review

Mr. Goldston, as the Company’s CODM, assesses the Company’s overall consolidated revenues and consolidated adjusted OIBDA performance with a focus on year-over-year growth. While there are economic differences between the Company’s business units, Mr. Goldston believes that long-term success will be achieved by focusing on the business as a whole.  The members of the Company’s executive management team are, in turn, focused on applying Mr. Goldston’s decisions to their respective business units to achieve overall profitable revenue growth for the Company.

There are numerous cost differences between the North American and British operations.  For example, gross margin and sales and marketing expense as a percentage of revenues are higher for the North American operations than for the British operations.  Further, the statutory tax rate for the British operations is currently 23%, compared with the federal statutory tax rate of 35% for the North American operations.  There are also differences in operating expenses as a percentage of revenues for the North American operations compared to the British operations.  Mr. Goldston, as CODM, regularly reviews consolidated operating results for the Company, and he makes decisions related to the allocation of the Company’s resources and assesses the performance of the Company as a whole.  Mr. Goldston does not review operating profit information by component or geographic area but instead focuses on the Company’s operations as a whole.

***

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact me at (630) 724-6504.

Sincerely,

FTD COMPANIES, INC.

By:	/s/ Becky A. Sheehan
Becky A. Sheehan Executive Vice President and Chief Financial Officer

cc:              Lisa Sellars, Staff Accountant (Securities and Exchange Commission)
Andrew Blume, Staff Accountant (Securities and Exchange Commission)
Lisa Kohl, Staff Attorney (Securities and Exchange Commission)
Robert S. Apatoff, President

Charles B. Ammann, Executive Vice President, General Counsel and Secretary (United Online, Inc.)

David C. Eisman (Skadden, Arps, Slate, Meagher & Flom LLP)